OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA REPORTS TERMINATION OF RED HILL AGREEMENT

Vancouver, BC, Canada – October 17, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has been informed by Barrick Gold Exploration Inc. (“Barrick”) that they have elected to terminate the Exploration Funding Agreement with Option to Joint Venture on Miranda’s Red Hill property.

Barrick recently completed drilling of two deep holes at Red Hill.  Both holes were drilled in the vicinity of hole BRH-013, which in 2006 intercepted 45 ft 0.237 oz Au/t from 1,920 to 1,965 ft (13.7 m of 8.105 g Au/t from 585 to 599 m).  Both holes were planned as follow up holes to BRH-013 but were collared at significant distances from the previous mineralized hole; 1,000 ft (305 m) to the southeast and 2,450 ft (750 m) to the west.   A summary map showing the approximate location of the 2008 drill holes can be viewed on the Miranda website at http://www.mirandagold.com/s/Image.asp?i=photos/Red_Hill_Fig6_2008.jpg&id=309218.

According to Barrick, preliminary assay results were not encouraging and as a result a decision to terminate was made.  Miranda has not yet seen the assay results.  Once Barrick receives the final assays and conducts internal quality control testing the results will be released to Miranda. In addition to the assay results, Barrick was facing an October 27, 2008 deadline to pay Miranda $150,000.  This may have influenced their decision to terminate.

Barrick has made expenditures of over $1.3 million on the Red Hill project, not including costs associated with the 2008 drilling.  Work completed by Barrick prior to the 2008 drilling included drilling 11 holes totaling 22,510 ft (6,861 m) as well as a property-wide gravity survey, an airborne magnetic survey, a controlled source audio-frequency magnetotellurics (CSAMT) survey and a property boundary survey.

Miranda geologists strongly believe that additional targets exist in the area of BRH-013 and that the property has not yet been fully tested.  Priority targets include the SE-strike extension of the CSAMT anomaly associated with the mineralization in BRH-013.  A 1,300 ft by 1,700 ft >20 ppb gold in soil anomaly is developed in a NW-striking syncline, with laterally-extensive hydrothermal alteration.  Previous drill holes did not test this shallow target area.

Another target is identified proximal to the historic antimony pits on the east side of the project.  Twenty holes were drilled in this area; however only three holes exceeded 700 ft depths.  These three holes ended in 35-150 ppb gold.  A review of historic drilling should be conducted to determine if the deeper holes intersected the favorable Red Hill member of the Denay, the unit hosting mineralization in BRH-013.

The Red Hill property is comprised of a mining lease covering 79 lode mining claims that occupy a large percentage of the “JD Window”. The JD Window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization.

Miranda will be actively seeking a new partner to continue exploration on this property.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., the Cortez Joint Venture (Barrick Gold Exploration Inc.), the Buckhorn Joint Venture (Barrick and Teck) Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.